

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

June 8, 2009

Aaron Whiteman
President
Kinder Travel Inc.
1461 A. First Avenue, Suite 360
New York, NY 10021-2209

> **Re:** **Kinder Travel Inc.**
> **Form 10-K/A for the fiscal year ended December 31, 2008**
> **Filed May 27, 2009**
> **Amendment No. 1 to Preliminary Information Statement on Schedule 14C**
> **Filed June 5, 2009**
> **File No. 000-52703**

Dear Mr. Whiteman:

We have received your response to our comment letter to you dated May 19, 2009 and have the following additional comments:

Form 10-K/A

Front Page

1. Please amend your filing to indicate that you are required to file reports pursuant to Section 13 or 15(d) of the Exchange Act or advise.

Signatures

2. We reissue our prior comment 3. We note that the signature page has only been signed by individuals on behalf of the registrant. Please revise your signature page to include the second half of the signature page and to also have the registrant's principal executive officer, principal financial officer, principal accounting officer and a least a majority of the board of directors sign the registration statement in their individual capacity. Refer to the General Instruction D(2) of Form 10-K.

Information Statement on Schedule 14C

General

3. Please revise your reference to the financial statements that have been incorporated to include interim periods. In this regard, you should incorporate by reference Form 10-Q for the period ended March 31, 2009.

4. We note your response to our prior comment 11 and reissue in part. Your acquisition of medical patents summary term sheet must briefly describe, in bullet point form and in plain English, the most material terms of the transaction, including cross-references to the more detailed discussion contained in your disclosure document. The summary term sheet must begin on the first or second page of your disclosure document. Refer to Item 1001 of Regulation M-A. Please similarly revise your summary term sheet for the divestiture of travel business transaction.

5. Also, we note that you have provided a summary chart on page 8 that cross-references the patent asset purchase agreement filed as Exhibit 10.1 to your Form 8-K filed on April 17, 2009. Your summary term sheet, which per our previous comment should begin on the first or second page of your Schedule 14C, must cross-reference the detailed disclosure regarding your acquisition of medical patents transaction contained later in your Schedule 14C. Please summarize the material provisions of the asset purchase agreement in your Schedule 14C and provide cross-references to that disclosure in your summary term sheet. Please similarly revise your summary term sheet and the related disclosure for your divesture of travel business transaction.

Directors, Executive Officers, Promoters and Control Persons, page 3

6. Please include the business experience of Aaron Whiteman and John Savin during the past five years, including the name of each employer and the years and months of employment. Please include the dates that each individual became a director or executive officer of your company.

Security Ownership of Certain Beneficial Owners, page 4

7. We reissue our prior comment 10. Please identify the individual or individuals who have voting and dispositive power with respect to the shares being held by all legal entities. In this regard, your disclosure should indicate that a particular person "has voting and dispositive power" instead of noting that such person "indirectly controls" the shares.

Acquisition of Medical Patents, page 7

8. Please provide quantifiable support for the industry trends to which you refer on page 7 and identify the sources of this information. Alternatively, delete.

9. We note that the 250,000 shares of common stock paid to Phoinos in exchange for the medical patents will be held in escrow and released in ten quarterly installments. Please summarize the conditions that must be satisfied in order for these shares to be released quarterly from escrow or advise. Also, please explain what you mean by your statement that by issuing the stock in installments, you ensure that "Phoinos does not unfairly benefit from the sale before the Corporation has had the chance to benefit from its research and development of the treatments."

10. You state on page 9 that the price paid to Phoinos for the patents was fair because cancer research is a rapidly growing industry and the patents are in the two largest segments of the industry. Please provide quantifiable support for these statements or identify the sources of this information.

11. You state that Phoinos does not have the financial resources to further the patents. Please explain what is meant by "furthering" the patents and how you determined that you have the financial resources to further the patents. What are the anticipated costs to further the patents?

12. You state that the consideration paid to Phoinos approximates the costs to date incurred by Phoinos in filing the patents. Please disclose the costs to date that Phoinos has incurred in filing the patents.

13. We note that you determined that valuing the shares at $.30 per share was fair to stockholders because the shares were last traded at $.30 per share on the OTC Bulletin Board October 8, 2008. Please explain your basis for determining that this is a fair reflection of the value of your shares as of the date of the transactions in which you retired Mr. Holzhauer's shares and purchased patents in exchange for shares.

Approval of an Amendment to the Articles of Incorporation, page 16

14. Please revise the second sentence of the third paragraph of this section to state that "without any further shareholder action."

****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at 202-551-3346 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at 202-551-3490 or me at 202-551-3574 with any other questions.

Sincerely,

Julie F. Bell
Attorney-Adviser

cc: Diane D. Dalmy, Esq.
         via facsimile (303) 988-6954